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                                                                    EXHIBIT 99.3

                                                           [English Translation]
                                                               February 26, 2004
                                                            Notice of Correction

                              HANARO TELECOM, INC.

1. Disclosure subject to correction: the Resolution of Board of Directors ("BOD") Meeting on the calling of an Annual Shareholders' Meeting

2.   Date of previous disclosure: February 12, 2004

3. Reason for correction: change, addition to, and confirmation in the agenda to be presented at the Annual Shareholders' Meeting ("AGM") (Date of BOD meeting for such change: February 26, 2004)

4.   Details of correction:

                                 Before Amendment                          After Amendment
---------------------------------------------------------------------------------------------------------
Type of issue         Item 1.   Approval of Balance Sheet &     Item 1.   Approval of Balance Sheet &
                                Income Statement for the                  Income Statement for the
                                fiscal year 2003                          fiscal year 2003
                      Item 2.   Approval of Statement of        Item 2.   Approval of Statement of
                                Disposition of Deficit for                Disposition of Deficit for
                                the fiscal year 2003                      the fiscal year 2003
                      Item 3.   Approval of the ceiling         Item 3.   Approval of the grant of the
                                amount of remuneration for                stock option rights
                                directors for year 2004         Item 4.   Amendment of the regulations
                      Item 4.   Amendment of the regulations              for officers' severance
                                for officers' severance                   payment
                                payment                         Item 5.   Amendment of the regulation for
                      Item 5.   Amendment of the Articles of              executives' retirement grant
                                Incorporation (concerning       Item 6.   Amendment of the Articles of
                                change of business purpose,               Incorporation (concerning
                                and change of Method of                   change of business purpose,
                                Resolution, etc.)                         preemptive rights, etc.)
                      Item 6.   Appointment of Outside          Item 7.   Appointment of Outside
                                Director                                  Director(s)